CENTURY SECURITIES ASSOCIATES, INC.

(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
As of December 31, 2018



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of Century Securities Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 28, 2019

1702-2202892

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2018

(in thousands, except shares)

Assets		
Cash and cash equivalents	$	2,985
Commissions receivable from affiliated broker-dealer		592
Due from affiliated broker-dealer		330
Registration fees receivable		49
Deferred tax assets		103
Due from Parent, net		594
Other assets		204
Total assets	**$**	**4,857**
Liabilities and stockholder's equity		
Payable to independent contractors	$	1,069
Due to affiliated broker-dealer		67
Income taxes payable		185
Accrued compensation		169
Other accrued liabilities		144
Total liabilities	$	1,634
Stockholder's equity		
Capital stock – par value $0.01; authorized 1,000 shares; issued 800 shares		—
Additional paid-in-capital		477
Retained earnings		2,746
Total stockholder's equity		3,223
Total liabilities and stockholder's equity	**$**	**4,857**

See accompanying Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition
December 31, 2018

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Century Securities Associates, Inc. is a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. We introduce our customers to an affiliated broker-dealer, Stifel, Nicolaus & Company, Incorporated ("Stifel") who carries such accounts on a fully-disclosed basis. Accordingly, we are exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. We are a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

Basis of Presentation

We are a wholly-owned subsidiary of Stifel Financial Corp. ("Parent"). Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Century Securities Associates, Inc.

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments, including those with original maturities of three months or less, and money market mutual funds to be cash equivalents.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock units and debentures to certain of our employees. See Note 4 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and our stand-alone tax liability or receivable are included in the statement of financial condition.

We generally compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 8 for a further discussion of income taxes.

NOTE 3 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We calculate our net capital under the aggregate indebtedness method whereby we are required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). We are not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of our minimum net capital (as defined). At December 31, 2018, we had net capital of $2.0 million, which was $1.9 million in excess of our minimum required net capital of $0.1 million.

NOTE 4 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three- to ten year vesting period. In addition, our employees participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plan

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Wealth Accumulation Plan into stock units and debentures of the Parent. Deferred awards generally vest over a three- to eight year period and are distributable upon vesting or at future specified dates. Certain participants may elect to defer a portion of their incentive compensation. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

NOTE 5 – Off-Balance Sheet Credit Risk

Our customers' accounts are carried by Stifel. All execution and clearing services are performed by Stifel. The agreement between our company and Stifel stipulates that all losses resulting from our customers' inability to fulfill their contractual obligations are our responsibility. We manage our risks associated with the aforementioned transactions through Stifel's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2018, no amounts are accrued or due to Stifel for customer losses.

NOTE 6 – Commitments and Contingencies

Leases

We have a non-cancelable operating lease with an affiliate. The agreement contains escalation clauses and provides that certain operating costs be paid by our company in additional to the minimum rentals. Future minimum commitments under the operating lease at December 31, 2018 are as follows *(in thousands)*:

2019	$	42
2020		42
2021		43
2022		44
2023		44
Thereafter		190
	$	405

Litigation

In the ordinary course of business, we may be a defendant or codefendant in legal proceedings. At December 31, 2018, we believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our company's financial condition. The results of such proceedings could be material to our company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Related Party Transactions

At December 31, 2018, commissions receivable from affiliated broker-dealer in the statement of financial condition consists of commissions receivable, net of clearing expense, and due from affiliated broker-dealer in the statement of financial condition consists of service fees where Stifel acts as a pass-through from third-party mutual funds and insurance companies.

At December 31, 2018, due from Parent, net consists of amounts owed to the Company for services provided, partially offset by stock-based compensation due to the Parent that is paid upon the conversion of stock units.

At December 31, 2018, due to affiliated broker-dealer includes expenses paid on our company's behalf by an affiliated broker-dealer.

NOTE 8 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2018 *(in thousands)*:

Deferred compensation	$	63
Accruals not currently deductible		35
Other		5
Deferred tax assets	$	103

We believe the realization of the remaining net deferred tax asset of $102,873 is more likely than not based upon the potential for future taxable income.

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Notes to Statement of Financial Condition
December 31, 2018

Uncertain Tax Positions

As of December 31, 2018, we had accrued interest and penalties of $61,344, before benefit of federal tax deduction, included in income taxes payable in the statement of financial condition.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2013.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations. We do not expect this change to be material to the financial statements.

Note 9 – Recent Accounting Developments

Recently Issued Accounting Guidance

Leases

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, "Leases" that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

We will adopt ASU 2016-02 utilizing the optional transition approach allowed under ASU 2018-11, "Leases (Topic 842): Targeted Improvements" and applying the package of practical expedients beginning January 1, 2019. This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

Upon adoption, we expect to record operating lease right-of-use assets in the range of approximately $0.5 million to $1.0 million, representing the present value of future lease payments under operating leases with terms of greater than twelve months, with corresponding operating lease liabilities. These amounts are impacted by certain assumptions around lease renewals and the discount rate used to discount the future lease obligations. We expect the cumulative-effect adjustment to retained earnings on January 1, 2019 will be immaterial.

NOTE 10 - Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 28, 2019, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, we did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

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